SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

DISH NETWORK CORPORATION
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))
Stock Options to Purchase Class A Common Stock, $0.01 par value
(Title of Class of Securities)
25470M109
(CUSIP Number of Class of Securities)
Timothy A. Messner
Executive Vice President and General Counsel
DISH Network Corporation
9601 S. Meridian Boulevard
Englewood, Colorado 80112
(303) 723-1000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

Copies to:
Scott D. Miller
Marc Treviño
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
(212) 558-4000
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Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

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third-party tender offer subject to Rule 14d-1.

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issuer tender offer subject to Rule 13e-4.

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going-private transaction subject to Rule 13e-3.

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amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: o
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
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Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

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Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

i

This Tender Offer Statement on Schedule TO relates to an offer by DISH Network Corporation (the “Company”) to exchange eligible stock options to purchase shares of the Company’s Class A common stock, par value $0.01 per share (“Class A Shares”), with stock options to purchase an identical number of Class A Shares but having a new exercise price, term, and, in some cases, vesting schedule (the “Exchange Offer”), in each case upon the terms and subject to the conditions set forth in the Offer to Exchange, dated June 24, 2022 (the “Offer to Exchange”) and the related Election Form for the Offer to Exchange (the “Election Form”). The Offer to Exchange is attached hereto as Exhibit (a)(1)(i) and the Election Form is attached hereto as Exhibit (a)(1)(iv). This Tender Offer Statement and the documents attached hereto, as they may be amended or supplemented from time to time, disclose important information regarding the Offer to Exchange.
Item 1.
Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer to Exchange is incorporated herein by reference.
Item 2.
Subject Company Information.

(a)   Name and Address.
The issuer is DISH Network Corporation, a Nevada corporation. The Company’s principal executive offices are located at 9601 S. Meridian Boulevard, Englewood, Colorado 80112, United States, and its telephone number is (303) 723-1000.
(b)   Securities.
The information set forth in the Offer to Exchange under “Summary Term Sheet” and “Risk Factors” and under Section 1 — “Eligible Employees; Eligible Options; the Proposed Exchange; Expiration and Extension of the Exchange Offer,” Section 5 — “Acceptance of Eligible Options for Exchange; Grant of New Options,” Section 7 — “Price Range of Our Common Stock” and Section 9 — “Summary of the Equity Plan” is incorporated herein by reference.
(c)   Trading Market and Price.
The information set forth in the Offer to Exchange under Section 7 — “Price Range of our Common Stock” is incorporated herein by reference.
Item 3.
Identity and Background of Filing Person.

(a)   Name and Address.
The Company is both the subject company and the filing person. The information set forth under Item 2(a) above and in the Offer to Exchange under Section 10 — “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities” is incorporated herein by reference.
In addition, pursuant to General Instruction C to Schedule TO, the information set forth on Schedule A to the Offer to Exchange — “Information Concerning the Directors and Executive Officers of DISH Network Corporation” is incorporated herein by reference.
Item 4.
Terms of the Transaction.

(a)   Material Terms.
The information set forth in the Offer to Exchange under “Summary Term Sheet” and under Section 1 — “Eligible Employees; Eligible Options; the Proposed Exchange; Expiration and Extension of the Exchange Offer,” Section 3 — “Procedures for Electing to Exchange Eligible Options,” Section 4 — “Withdrawal Rights,” Section 5 — “Acceptance of Eligible Options for Exchange; Grant of New Options,” Section 6 — “Conditions of This Exchange Offer,” Section 8 — “Information Concerning DISH; Financial Information”, Section 11 — “Accounting Consequences of the Exchange Offer”, Section 12 — “Legal Matters; Regulatory Approvals”, Section 13 — “Material United States Tax Consequences,” Section 14 — “Extension

of This Exchange Offer; Termination; Amendment” and Section 15 — “Consideration; Fees and Expenses” is incorporated herein by reference.
In addition, the information set forth in the Offer to Exchange under “Risk Factors” is incorporated herein by reference.
(b)   Purchases.
The information set forth in the Offer to Exchange under Section 10 — “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities” is incorporated herein by reference.
Item 5.
Past Contacts, Transactions, Negotiations and Agreements.

(a)   Agreements Involving the Subject Company’s Securities.
The information set forth in the Offer to Exchange under Section 9 — “Summary of the Equity Plan” and Section 10 — “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities” is incorporated herein by reference. See also the stock incentive plans, awards and related agreements attached hereto or incorporated by reference as Exhibits (d)(1)through (d)(5).
Item 6.
Purposes of the Transaction and Plans or Proposals.

(a)   Purposes.
The information set forth in the Offer to Exchange under “Summary Term Sheet” and under Section 2 — “Purpose of the Exchange Offer; Additional Considerations” is incorporated herein by reference.
(b)   Use of Securities Acquired.
The stock options that are exchanged will be cancelled.
(c)   Plans.
The information set forth in the Offer to Exchange under “Summary Term Sheet” and under “Section 2 — “Purpose of the Exchange Offer; Additional Considerations” is incorporated herein by reference.
Item 7.
Source and Amount of Funds or Other Consideration.

(a)   Source of Funds.
The information set forth in the Offer to Exchange under Section 6 — “Conditions of This Exchange Offer” and Section 15 — “Consideration; Fees and Expenses” is incorporated herein by reference.
(b)   Conditions.
The information set forth in the Offer to Exchange under Section 6 — “Conditions of This Exchange Offer” is incorporated herein by reference. There are no alternative financing arrangements or financing plans for this Offer to Exchange.
(c)   Borrowed Funds.
Not applicable.
Item 8.
Interest in Securities of the Subject Company.

(a)   Securities Ownership.
The information set forth in the Offer to Exchange under Section 10 — “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities” is incorporated herein by reference.

(b)   Securities Transactions.
The information set forth in the Offer to Exchange under Section 10 — “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities” is incorporated herein by reference.
Item 9.
Persons/Assets Retained, Employed, Compensated or Used.

(a)   Solicitations or Recommendations.
Not applicable.
Item 10.
Financial Statements.

(a)   Financial Information.
The information set forth in the Offer to Exchange under Section 8 — “Information Concerning DISH; Financial Information” and referenced in Section 16 — “Additional Information” is incorporated herein by reference.
The Company’s Annual Report on Form 10-K and the Quarterly Reports on Form 10-Q can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.
(b)   Pro Forma Financial Information.
Not applicable.
Item 11.
Additional Information.

(a)   Agreements, Regulatory Requirements and Legal Proceedings.
The information set forth in the Offer to Exchange under “Risk Factors” and under Section 10 — “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities” and Section 12 — “Legal Matters; Regulatory Approvals” is incorporated herein by reference.
(b)   Other Material Information.
Not applicable.
Item 12.
Exhibits.

The Exhibit Index attached to this Schedule TO is incorporated herein by reference.
Item 13.
Information Required by Schedule 13E-3.

Not applicable.
SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: June 24, 2022	By: /s/ Paul W. Orban Paul W. Orban Executive Vice President and Chief Financial Officer

EXHIBIT INDEX
Exhibit No.	Description
(a)(1)(i)	Offer to Exchange Eligible Options, dated June 24, 2022
(a)(1)(ii)	E-mail dated June 24, 2022, Announcing the Commencement of the Exchange Offer
(a)(1)(iii)	E-mail dated June 24, 2022, Providing the Link to the Exchange Offer Election Form on the Option Exchange Portal
(a)(1)(iv)	Exchange Offer Election Form
(a)(1)(v)	Form of Election Confirmation E-mail to Eligible Employees who Properly Submit an Exchange Offer Election Form
(a)(1)(vi)	Form of Reminder E-mail to Eligible Employees Regarding the Exchange Offer
(a)(1)(vii)	Form of E-mail Rejecting Election Submitted After Expiration Time
(a)(1)(viii)	Annual Report for the fiscal year ended December 31, 2021 (incorporated by reference to Form 10-K filed with the Securities and Exchange Commission on February 24, 2022, Commission File No. 001-39144)
(a)(1)(ix)	Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2022 (incorporated by reference to Form 10-Q filed with the Securities and Exchange Commission on May 6, 2022, Commission File No. 001-39144)
(a)(1)(x)	Form of Stock Option Agreement for New Options Issued in Exchange for Vested Eligible Options and Unvested Time-Based Eligible Options
(a)(1)(xi)	Form of Stock Option Agreement for New Options Issued in Exchange for Unvested 2019 LTIP Options
(a)(1)(xii)	Form of Stock Option Agreement for New Options Issued in Exchange for 2022 Incentive Plan Options
(a)(2)	Not applicable
(a)(3)	Not applicable
(a)(4)	Not applicable
(b)	Not applicable
(d)(1)	DISH Network Corporation 2019 Stock Incentive Plan (incorporated by reference to the Definitive Proxy Statement on Form 14A filed on March 19, 2019, Commission File No. 000-26176)
(d)(2)	DISH Network Corporation 2009 Stock Incentive Plan (incorporated by reference to the Definitive Proxy Statement on Form 14A filed on March 31, 2009, Commission File No. 000-26176)
(d)(3)	Form of Stock Option Agreement for Eligible Time-Based Options (see Exhibit (a)(1)(x))
(d)(4)	Form of Stock Option Agreement for Eligible 2019 LTIP Options (see Exhibit (a)(1)(xi))
(d)(5)	Form of Stock Option Agreement for Eligible 2022 Incentive Plan Options (see Exhibit (a)(1)(xii))
(g)	Not applicable
(h)	Not applicable
107	Filing Fee Table